UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Investcorp BDC Holdings Limited Century Yard Cricket Square, P.O. Box 1111 Grant Cayman KY1-1102, Cayman Islands BWI
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp Credit Management US LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,173,723 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,173,723 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,723 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp BDC Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,173,723 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,173,723 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,723 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
SIPCO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,173,723 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,173,723 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,723 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,173,723 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,173,723 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,173,723 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D (this “Schedule 13D”) relates to beneficial ownership of certain shares of common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Issuer” or the “Company”), and amends the initial statement on Schedule 13D filed by the reporting persons on October 4, 2019 (as amended prior to the date hereof, including on October 7, 2019, the “Original Filing”, and as amended by this Amendment No. 2, the “Statement”).  This Amendment No. 2 is being filed to correct the descriptions of certain arrangements described in the Original Filing.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Filing.  Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration

Unless otherwise noted, IBDC has used and will use contributions from its members to acquire Common Stock of the Issuer.  In the future, the Reporting Persons may use funds derived from contributions to their members to acquire Common Stock.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page for IBDC.  As of the date hereof, IBDC owns 173,719 shares of Common Stock purchased in open market and private transactions.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed on Schedule A hereto.

Item 7.	Material to Be Filed as Exhibits

G.         Power of attorney (incorporated by reference to Exhibit 24.1 of IBDC’s Form 3 filed on October 17, 2019.

Schedule A

Set forth below is a list of open market transactions in shares of the Common Stock which have been effected by the Reporting Persons in the past 60 days.  All such transactions were open market transactions.  The prices reported below are weighted average prices.  The shares were sold in multiple transactions at prices in the ranges reported below.  The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth below.

Trade Date	Entity	Purchase or Sale	Quantity	Weighted Average Price	Price Ranges
10/4/19	IBDC	Purchase	601	$6.5349	$6.49 – $6.60
10/7/19	IBDC	Purchase	1,630	$6.5270	$6.50 – $6.53
10/8/19	IBDC	Purchase	600	$6.5133	$6.48 – $6.525
10/9/19	IBDC	Purchase	1,699	$6.5162	$6.49 – $6.52
10/10/19	IBDC	Purchase	1,400	$6.5682	$6.50 – $6.58
10/11/19	IBDC	Purchase	1,600	$6.5297	$6.50 – $6.55
10/14/19	IBDC	Purchase	1,800	$6.5078	$6.45 – $6.54
10/15/19	IBDC	Purchase	2,000	$6.4929	$6.41 – $6.60
10/16/19	IBDC	Purchase	1,570	$6.5343	$6.49 – $6.56
10/17/19	IBDC	Purchase	1,804	$6.5580	$6.52 – $6.60
10/18/19	IBDC	Purchase	1,415	$6.7029	$6.68 – $6.73
10/21/19	IBDC	Purchase	300	$6.6517	$6.65 – $6.655
10/22/19	IBDC	Purchase	1,700	$6.5232	$6.415 – $6.55
10/23/19	IBDC	Purchase	900	$6.6889	$6.60 – $6.70
10/24/19	IBDC	Purchase	900	$6.6833	$6.65 – $6.69
10/25/19	IBDC	Purchase	500	$6.6620	$6.63 – $6.68
10/28/19	IBDC	Purchase	1,437	$6.6323	$6.53 – $6.67
10/29/19	IBDC	Purchase	1,600	$6.6750	$6.665 – $6.71
10/30/19	IBDC	Purchase	100	$6.7000	$6.70 – $6.70
10/31/19	IBDC	Purchase	1,000	$6.7170	$6.64 – $6.77
11/1/19	IBDC	Purchase	1,941	$6.7086	$6.67 – $6.72
11/4/19	IBDC	Purchase	105	$6.7105	$6.71 – $6.72
11/5/19	IBDC	Purchase	400	$6.7400	$6.74 – $6.74
11/6/19	IBDC	Purchase	500	$6.7400	$6.74 – $6.74
11/7/19	IBDC	Purchase	200	$6.7100	$6.71 – $6.71
11/8/19	IBDC	Purchase	1,700	$6.7271	$6.70 – $6.75
11/11/19	IBDC	Purchase	900	$6.8039	$6.69 – $6.84
11/12/19	IBDC	Purchase	816	$6.8061	$6.785 – $6.83
11/13/19	IBDC	Purchase	1,200	$6.8925	$6.80 – $7.00
11/14/19	IBDC	Purchase	1,615	$6.8942	$6.87 – $6.94
11/15/19	IBDC	Purchase	1,600	$6.9119	$6.87 – $6.92
11/18/19	IBDC	Purchase	1,700	$6.9000	$6.90 – $6.90
11/19/19	IBDC	Purchase	1,800	$6.8969	$6.825 – $6.91
11/20/19	IBDC	Purchase	1,400	$7.0186	$7.00 – $7.04
11/21/19	IBDC	Purchase	1,067	$7.0709	$7.04 – $7.13
11/22/19	IBDC	Purchase	2,048	$7.0575	$7.01 – $7.08
11/25/19	IBDC	Purchase	1,200	$7.0054	$6.96 – $7.035
11/26/19	IBDC	Purchase	2,048	$7.1294	$7.05 – $7.27
11/27/19	IBDC	Purchase	1,699	$7.1974	$7.12 – $7.26
11/29/19	IBDC	Purchase	1,800	$7.1497	$7.06 – $7.195
12/2/19	IBDC	Purchase	1,605	$7.2070	$7.15 – $7.24
12/2/19	IBDC	Purchase	113,500	$10.19	—
12/3/19	IBDC	Purchase	1,901	$7.1527	$7.11 – $7.15
12/4/19	IBDC	Purchase	1,900	$7.1463	$7.12 – $7.16
12/5/19	IBDC	Purchase	1,598	$7.2496	$7.175 – $7.33

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: December 6, 2019

INVESTCORP BDC HOLDINGS LIMITED		INVESTCORP CREDIT MANAGEMENT US LLC

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: General Counsel

SIPCO HOLDINGS LIMITED		INVESTCORP S.A.

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: Attorney-in-fact